================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                             INTERALLIED GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)


             Nevada                                     14-1775226
  ----------------------------              ------------------------------------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)


                               1 Jacqueline Street
                                    Suite 102
                           New Windsor, New York 12553
                    (Address of principal executive offices)


                                 (914) 534-4909
                (Issuer's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:


  Title of each class                           Name of each exchange on which
  to be so registered                           each class is to be registered
  -------------------                           ------------------------------

    Not applicable                                     Not applicable


           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share

================================================================================

                                     PART I

Item 1. Description of Business.

Introduction

Interallied Group, Inc. (the "Company") through its subsidiary Dining Experience, Inc. ("Dining Experience") is engaged in establishing and marketing a monthly gourmet meal. The Company acquired Dining Experience in March 1999. Dining Experience was formed in December 1998 and has developed a unique marketing concept for its products. The sale of the Company's products will be sold through a network of independent participants in a multi level marketing program. As its original product and concept Dining Experience has developed a gourmet meal of the month program (for two or more) delivered fresh to the Purchaser's home via overnight carrier. It is anticipated that Dining Experience will commence operations in the fourth quarter of 1999.

Dining Experience is currently the only significant operation of the Company. Commencing in 1996 the Company was engaged in establishing franchised restaurants. The Company had an arrangement with Damon International, Inc. which owns franchises and operates Damon's The Place for Ribs Restaurant and Clubhouse, a sports and family oriented ribs style chain restaurant. Pursuant to that arrangement, the Company entered into a joint venture with Damon's opening a Damon's Restaurant in Buffalo, New York. The Company owned 51% of the joint venture. The Company opened a second Damon's The Place for Ribs Restaurant in Rochester, New York owning a 25% interest in the entity operating the restaurant. These restaurants did not generate a significant amount of income and operated at a loss. The Company sold its interest in the Buffalo restaurant in January 1999. Other than the maintenance of its minority interest in an entity operating the Rochester restaurant, the Company has ceased all activities relating to Damon's restaurants.

During 1998 the Company contemplated acquiring a woman's accessory company designing handbags with a cigar box theme. An option was entered into in September 1998 to acquire this Company. The Company also entered into consulting agreements to provide marketing and consulting services to several entities including cigar manufacturers and cigar distributors. The option to acquire the accessory company was modified in December 1998 with shares issued in connection with the option returned. The Company did not exercise the option. During 1999 all the consulting arrangements were terminated.

The Company was formed as European American Leasing Corporation in Nevada on May 27, 1975. In November 1993, it acquired in a reverse acquisition a corporation organized to engage in the restaurant business. At that time the Company changed its name from Sunnyland Tours, Inc. to Interallied Restaurant Group, Inc. In January 1999 it changed its name to Interallied Group, Inc.

The Company is located at One Jacqueline Street, Suite 102, New Windsor, New York 12553. As used herein unless otherwise indicated by the contract the term "Company" includes the Company and its subsidiaries.

Dining Experience

Introduction

Dining Experience was formed in 1998 to implement a monthly Gourmet meal plan. Each month a member or participant of the Plan would receive all the ingredients for a gourmet meal pursuant to a recipe from a participating restaurant. The Company proposes providing to its members through courier delivery substantially all the ingredients for the meal with a recipe and instructions for the preparation of the gourmet meal. The Company's strategy is to establish a network of participating members to market the meal plan and other products. The Company will also market the plan through participating merchants.

Each member would receive a membership card entitling the member to certain additional benefits. Each month the subscriber would receive a package through a courier. The package will contain the featured entree for two. All condiments are provided together with a vegetable and, should the recipe call for it, rice or pasta, soup and/or an appetizer. Dessert and salad will be included with every meal. The monthly package would also contain:

    1. A complete history covering the restaurant and the city where it's located

    2.  Information about the chef who created the recipe.

    3.  Origin of the main course.

    4. All necessary ingredients to prepare a main entree for two, other than dairy and egg thereby eliminates the need to search for out of season ingredients.

    5. All necessary ingredients for vegetable side dish, rice or pasta, soup and/or appetizer as well as desert.

    6.  A complete list of all the ingredients included.

    7.  A nutritional fact sheet.

    8. Simple instructions to guide the subscriber through complete preparation of the meal. Full-color photographs to assist in the creation of the meal.

While the Company has not began to commence delivery of the meal plan it has taken several steps toward implementation.

The Company is in the process of obtaining Agreements with a number of upscale restaurants from coast to coast. The type of restaurants desired by the Company will range be from cozy country inns to big city restaurants. Included with the meal will be a history of the restaurant, information about the owner(s) and the chef and a detailed signature recipe. It has entered into agreements with several restaurants including four Italian restaurants, two Spanish restaurants and three Continental restaurants, to utilize the recipe's of these restaurants for the meal plan. The restaurant supplies the recipe and other information without cost to the Company. The name of the restaurant is promoted through the plan and is featured in the monthly package.

The Company has also entered into an arrangement with an unaffiliated firm in the Philadelphia area to deliver the meals to plan members. This firm obtains and assembles the ingredients on behalf of the Company in accordance with the specifications of the particular monthly recipe provided by the restaurant. All deliveries through the courier will be made by this firm on behalf of the Company. The Company is not required to maintain an inventory.

The heart of the Company's plan is creation of a network of sale participants in the program as consumers and marketers. The sale participants are independent contractors. The Company hopes that each sale participant will bring in additional sale participants. The Company has formulated its distribution program, prepared a manual for its participating members as well as other promotional materials for the marketing of the Plan. The program calls for nominal payment by the distributor member of less than $100. The plan envisions five levels of achievement for sale participants depending on the number of sales made by the sale participants and the number of additional sale participants which becomes part of the program through such participant. The compensation and discounts for products which a sale participant receives is dependent on the level of sales and other levels achieved by the sale participants. The Company has entered into arrangements with 76 sale participants.

The Company has also formulated a program for merchant participants. The Company will provide for the merchant an area listing on the "Participating Merchants Page" of the Company's web site, including merchants' name, address, telephone number, description of business and incentive or discounts being offered, in addition to a window decal, a counter card with logo, a merchants' card for their personal use and listings in the Company's promotional material. Participating merchants will not be limited to restaurants, but will including cleaners, florists, hair salons and other stores.

Future Plans

Future plans for additional products include Dietetic meals, Vegetarian meals, Kosher meals, Once-a-Year Picnic packages and Holiday season packages.

The Company is in the process of adding gourmet food and food related items to its product line, such as a Wine of the Month program, spice rack, aged Balsamic Vinegar, extra virgin olive oil package and pasta serving bowls including plates.

All participants will receive a Participant Membership Card which will entitle the holder to discounts from participating restaurants nationwide. These locations will be published in the Company's newsletter and will be listed on the Company's web site.

To increase the Dining Experience's customer base, the Company intends to sell Participating Memberships through local area fund raising organizations, Little League, civic organizations and religious organizations, etc. which will create corporate exposure and potential customers for Dining Experience products. The Company intends to saturate specific demographic markets which will create sufficient merchant participation providing a broad selection of outlets for the Dining Experience participants.

The Company intends to hold gourmet food and cooking seminars. These seminars will be held at participating restaurants, local hotels and in selected areas utilizing the Company's mobile kitchen.

The Company anticipates by First Quarter of the Year 2000 to produce a corporate and product infomercial.

Employees

The Company has two paid employees and Dining Experience has two paid employees.

Competition

The Company is not aware of any competing monthly gourmet meal plan. Nevertheless, the Company may face substantial competition for disposable income for gourmet food from restaurants and gourmet food stores. The Company also believes a substantial amount of its income may be generated from participants and potential participants who may view the plan is marketing organization in which the participant may also derive income. There are a substantial number of competing marketing organizations as Amway.

Trademark

Dining Experience has developed a logo, but it has not caused the trademark to be registered.

Item 2. Management's Discussion and Analysis and Plan of Operation.

Plan of Operation

The Company's first priority is to inaugurate the meal plan of its subsidiary Dining Experience. Dining Experience prior to the acquisition by the Company has and continues to:

    o   enter into arrangements with restaurants;
    o   develop its sales participation and membership program;
    o   enter into arrangements for distribution of is monthly meal; and
    o   develop promotional and marketing material.

The Company believes it will be in a position to implement Dining Experience's monthly meal plan program in the first quarter of 2000.

Thereafter it anticipates developing additional variations to its gourmet meal plan, develop additional products and introduce food seminars to strengthen its marketing program.

General

The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this statement.

As the Company has determined to pursue its Dining Experience operations comparisons between 1998 and 1997 and future periods may not be appropriate.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998 (unaudited)

During the six months ending June 30, 1998, the company had revenues of $710,036.00 and no revenues in the six months period ended June 30, 1999. All the revenues in the six month period ended June 30, 1998 were derived from the operations at the Damon's Restaurant in Buffalo. The Company sold its interest in this restaurant in January 1999 and had not commenced operations of Dining Experience.

During the six month period ended June 30, 1999 the Company's general, administrative and operating expenses amounted to approximately $158,125 primarily due to the start-up activities with respect to Dining Experience. The Company had a one time gain in January 1999 of $176,880 upon the sale of its 51% interest in the Damon Buffalo resturant. Because cumulative losses exceeded its basis the Company did not record any loss related to its interest in Rochester during this period. The Company had net income of $19,860 during the six months ended June30, 1999 compared to a loss of approximately $82,100 for the comparable period.

Fiscal Year 1998 compared to Fiscal Year 1997

During 1998 and 1997 all revenues were derived from the Company's Damon Buffalo restaurant. Revenues amounted to approximately $1,321,000 in 1998 and $1,320,000 in 1997. Cost of sales increases in 1998 so that the Company's gross profit decreased by approximately $21,000 from $902,000 to $881,000. General, administrative and operating expenses decreased by $103,000 during the 1998 period due in part to a $56,000 reduction in rent expense for the restuarant site. After reflecting the minority interests' 49% share of loss, the Company's loss from the operations of Damon Buffalo decreased from $80,000 in 1997 to $35,000 in 1998.

The Company was therefore able to reduce its net loss to approximately $265,000 in 1998 from approximately $277,000 in the prior period.

Liquidity

The Company was able to derive all its operating capital from advances by shareholders and sales of common stock. Dining Experience has received advances of $75,000.

Item 3. Description of Property.

The Company's executive offices are located at 1 Jacqueline Street, Suite 102, New Windsor, New York 12553, where it leases approximately 750 square feet. This lease expires on February 28, 2001.
The annual base rental for this space is approximately $800.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of the date hereof regarding the ownership of the Company's common stock by: each person we know owns 5% or more of our outstanding shares; each of our directors; and all officers and directors of the Company as a group. Each owner of the common stock has sole voting and investment power for all shares listed below, except as otherwise indicated.

       Name and                             Amount and
       Address of                           Nature of                 Percent
       Beneficial                           Beneficial                of
       Owner                                Ownership                 Class
       ----------                           ----------                -------
       Joseph Columbo                         300,000                   19%
       Rhonda Rabetsky                        150,000                   10%
       Ira Keeperman                           45,000                    2%
       Maureen Siruell                            -0-                    -
       Patrice Croghan                         45,000                    2%

       All directors and officers
       as a group (3 persons)1                 90,000                    6%
                                             --------                 -----
                                              630,000                   39%


  1 Does not include shares owned by Mr. Columbo's spouse or on entity in which his spouse has an interest. Mr. Columbo denies beneficial ownership of such shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company are as follows:

    Name                 Age                    Position
    ----                 ---                    --------
Ira Keeperman            47      President, Chief Executive Officer and Director

Patrice Croghan          38      Secretary/Treasurer

Maureen Sirull           42      Vice President

Scott Morris             36      President, Dining Experience


Ira Keeperman, was one of the original Founders of the Company in 1994 and has served as President and Director since the Company's inception. Mr. Keeperman was responsible for the development of the Company's two Franchise Restaurants, Damon's Place For Ribs. Prior to joining the Company and continuing to this date, Mr. Keeperman is President of Keep Food Brokers. Mr. Keeperman is presently responsible for the implementation and overseeing of the Company's sales and marketing strategies.

Patrice Croghan, served as Secretary/Treasurer and a Director of the Company since its inception. Ms. Croghan's responsibilities include overseeing the financial and accounting areas for the Company along with marketing research and survey analysis.

Maureen Sirull, joined the Company in 1995 and worked as Assistant to the President and was responsible for the daily operation of the Company. Ms. Sirull was appointed to the position of Vice President and serves as an Officer and Director of the Company. Prior to joining the Company, Ms. Sirull was employed for over ten years as a legal assistant. Her duties included training of staff, interviewing clients and overseeing all aspects of the case and preparing the case for trial. Ms. Sirull manages the Company's staff and is directly responsible for sales and marketing material along with the Company's daily accounting. In addition, Ms. Sirull serves on the board of directors of Dining Experience, Inc.

Scott Morris, from 1998 Mr. Morris has been engaged in devoting substantially all his time to the affairs of Dining Experience. From 1988 to 1998 he was employed by Express Industries as a Marketing Consultant.

Directors are elected to serve until the next annual meeting of stockholders of the Company or until their successors are elected and qualified. There are no audit, compensation or other committees of the board of directors.

Item 6.      Executive Compensation.

The following table sets forth information concerning compensation paid or accrued by the Company or its subsidiaries for services rendered during fiscal years 1998 and 1997 to our chief executive officer. No other executive officer's compensation exceeded $100,000 during either of these fiscal years.

                           Summary Compensation Table

Name and Principal Position                        Year             Salary
---------------------------                        ----             ------
Ira Keeperman, Chief Executive Officer             1998             $   0
                                                   1997             $   0


Item 7. Certain Relationships and Related Transactions.

In April 1999 the Company exchanged 500,000 shares of its common stock for all the issued and outstanding shares of Dining Experience, Inc. a start-up venture intending to market gourmet meals pursuant to monthly and various other Plans. The aforesaid 500,000 shares were issued to Dining Experience's three shareholders, two of whom became affiliates as follows:

                  Joseph Columbo                     300,000

                  Rhonda Rabetsky                    150,000

A corporation owned by the spouse of or an affiliate of the Company is the lessor of the Company's offices pursuant to a five year lease with a base annual rent of $9,600.

Item 8. Legal Proceedings.

There are no legal proceeding involving the Company.

Item 9. Market For Common Equity and Related Stockholder Matters.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol "ILRG".

Set forth below are the high and low closing bid quotations for our common stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions. The prices below do not reflect a one for twenty stock split effected in September, 1998 for periods prior to such date.

                  Period Ending                     High              Low
                  --------------                   ------            ------
                  June 30, 1999                    $5.500            $4.750
                  March 31, 1999                    5.250             4.625
                  December 31, 1998                 4.250             4.000
                  September 30, 1998                0.313             0.063
                  June 30, 1998                     0.125             0.063
                  March 31, 1998                    0.375             0.063
                  December 31, 1997                 0.125             0.125
                  September 30, 1997                0.688             0.375
                  June 30, 1997                     0.375             0.250
                  March 31, 1997                    1.313             0.063


As of October 15, 1999, there were approximately 195 recordholders of the our common stock, although we believe that there are more than five hundred beneficial owners of our common stock. There are no shares of preferred stock currently outstanding.

Item 10. Recent Sales of Unregistered Securities.

In September and October 1998, the Company sold shares of its common stock. Consideration for such shares included cash and forgiveness of debt owed by it to some of the purchasers. Sales occured at prices ranging from $.20 per share to $1.00 per share. The shares were issued as a transaction exempt from the registration requirements pursuant to Rule 504.

As consideration for the issuance of an option to acquire a women's accessory company the Company issued shares of Preferred Stock which converted into 245,000 shares of common stock in consideration of the options. The shares were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. All these shares were returned to the Company and cancelled upon modification of this Option which was not exercised.

In March 1999, the Company issued 500,000 shares of its common stock to three individuals in exchange for shares of Dining Experience. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

Item 11. Description of Securities.

The Company is currently authorized to issue 20,000,000 shares of common stock, $.01 par value and 5,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors of Company and holders of the remaining shares by themselves cannot elect any directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

The holders of shares of common stock are entitled to dividends when and as declared by the board of directors from funds legally available therefor. The Company has never declared or paid cash dividends on its common stock. The Company intends to retain its net income, if any, to increase its capital base and, accordingly, does not currently anticipate paying cash dividends. Any decision on the future payment of dividends is solely at the discretion of the board of directors and will depend on various factors including the results of our operations and our financial condition.

Preferred Stock

The Company's certificate of incorporation authorizes the issuance of "blank check" preferred stock with whatever designation, rights and preferences as may be determined by the board of directors. Accordingly, the board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we do not currently intend to issue any shares of preferred stock, there can be no assurance that we will not do so.

Transfer Agent

The transfer agent for the Company's common stock is Jersey Transfer Trust Company. Its telephone number is (973) 239-2712.

Item 12. Indemnification of Directors and Officers.

The By-law authorize indemnification of officers and directors.

Item 13. Financial Statements

Item 14. Changes in and Disagreements with Accountants.

None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

Item 15. Financial Statements and Exhibits.

[List separately all financial statements filed a part of the Registration Statement.]

(B)    Exhibits

Exhibit No.        Description
-----------        -----------
3.1                Certificate of Incorporation

3.2                Amendment to Certificate of Incorporation
                   By-Laws

10.1 Agreement dated December 27, 1998 between the Company and H&H Management LLC for sale of interest in Interallied Restaurant Group of Buffalo, Inc.

10.2 Exchange Agreement dated March 31, 1999 among the Company and Shareholder of Dining Experience.

21.1               Subsidiary List

27                 Financial Data Schedule

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


Date:     October __, 1999

                                                  INTERALLIED GROUP, INC.


                                           By:  ________________________________

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Interallied Group, Inc.


We have audited the accompanying consolidated balance sheet of Interallied Group, Inc. and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interallied Group, Inc. and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

New York, New York
June 12, 1999

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Interallied Group, Inc.


We have audited the accompanying consolidated statements of operations, stockholders' deficiency and cash flows for the year ended December31, 1997 of Interallied Restaurant Group, Inc. and subsidiaries (the "Company"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Interallied Restaurant Group of Buffalo, Inc., a 51% owned subsidiary, which statements reflect total assets constituting approximately 88% of consolidated total assets and 73% of consolidated total liabilities as of December 31, 1997. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Interallied Restaurant Group of Buffalo, Inc. is based solely on the report of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Scarano & Tomaro, P.C.
Syosset, New York
May 13, 1998

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

                                                                         June 30,       December 31,
                                                                           1999             1998
                                                                        -----------     ------------
                                                                        (unaudited)
ASSETS
Current assets:
   Cash                                                                 $     2,417     $     8,281
   Note receivable (Note C)                                                  42,943
   Other receivables, including $12,154 due from stockholder in 1999         50,224          30,201
                                                                        -----------     -----------
        Total current assets                                                 95,584          38,482

Fixed assets, net                                                            17,547           1,135
Intangible asset, net (Note H)                                              244,658
                                                                        -----------     -----------

                                                                        $   357,789     $    39,617
                                                                        ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
   Accounts payable and accrued expenses                                $    18,033     $    30,391
   Due to stockholder                                                        30,848          30,848
   Net liabilities applicable to subsidiary to be sold (Note C)                              15,431
   Notes payable (Note H)                                                    76,775
                                                                        -----------     -----------
        Total current liabilities                                           125,656          76,670
                                                                        -----------     -----------

Commitment (Note I)

Stockholders' equity (deficiency) (Note G):
   Preferred stock; $.001 par value; 5,000,000 shares authorized;
      no shares issued or outstanding
   Common stock; $.01 par value; 20,000,000 shares authorized;
      1,661,297 and 1,161,297 shares issued and outstanding                  16,613          11,613
   Additional paid-in capital                                             1,280,874       1,035,874
   Accumulated deficit                                                   (1,065,354)     (1,084,540)
                                                                        -----------     -----------
                                                                            232,133         (37,053)
                                                                        -----------     -----------
                                                                        $   357,789     $    39,617
                                                                        ===========     ===========

See notes to financial statements

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

                                                              Six Months Ended               Years Ended
                                                                   June 30,                  December 31,
                                                        -------------------------     -------------------------
                                                           1999            1998          1998          1997
                                                        ----------     ----------     ----------     ----------
                                                                 (unaudited)
                                                                   (Note C)                    (Note C)
Sales                                                                  $  710,035     $1,321,156     $1,322,945
Cost of sales                                                             226,076        439,915        421,238
                                                                       ----------     ----------     ----------
Gross profit                                                              483,959        881,241        901,707

General, administrative and other operating expenses    $  135,918        539,757      1,100,011      1,203,661
Amortization of intangible asset                            22,207
                                                        ----------    ----------     ----------      ----------

Loss before other income (expense) and minority
   interest                                               (158,125)       (55,798)      (218,770)      (301,954)
                                                        ----------     ----------     ----------     ----------
Other income (expense):
   Gain on sale of subsidiary                              176,880
   Share of loss of affiliate                                             (18,767)       (59,621)       (22,879)
   Interest income (expense)                                   431        (12,960)       (20,163)       (28,828)
                                                        ----------     ----------     ----------     ----------
                                                           177,311        (31,727)       (79,784)       (51,707)
                                                        ----------     ----------     ----------     ----------

Income (loss) before minority interest                      19,186        (87,525)      (298,554)      (353,661)
Minority interest's share of loss                                           5,418         33,857         76,538
                                                        ----------     ----------     ----------     ----------
Net income (loss)                                       $   19,186     $  (82,107)    $ (264,697)    $ (277,123)
                                                        ==========     ==========     ==========     ==========

Net income (loss) per share - basic and diluted         $      .01     $     (.33)    $     (.58)    $    (1.13)
                                                        ==========     ==========     ==========     ==========

Weighted average shares outstanding                      1,411,297        248,572        460,049        245,106
                                                        ==========     ==========     ==========     ==========

See notes to financial statements

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity (Deficiency)

                                                                                                                    Total
                                           Common Stock           Additional                         Stock      Stockholders'
                                      ---------------------        Paid-in        Accumulated    Subscription      Equity
`                                     Shares         Amount        Capital          Deficit       Receivable    (Deficiency)
                                    ----------     ----------     -----------     ------------   ------------   -------------
Balance at January 1, 1997            266,734      $  53,102      $1,271,160      $  (542,720)     $(840,000)     $(58,458)
Proceeds from stock
   subscription receivable                                                                           242,500       242,500
Stock dividend                         53,538         10,669         (10,669)                                            0
Net loss for the year                                                                (277,123)                    (277,123)
                                    ---------      ---------      ----------      -----------      ---------      --------

Balance at December 31, 1997          320,272         63,771       1,260,491         (819,843)      (597,500)      (93,081)
Issuance of common stock in
   connection with an offering
   at $.20 per share                   50,000         10,000                                                        10,000
Issuance of common stock in
   connection with services
   provided to the Company             32,500          6,500                                                         6,500
Issuance of common stock in
   connection with repayment
   of loans and accrued interest      657,500        131,500                                                       131,500
Rescind issuance of stock             (71,700)       (14,340)       (583,160)                        597,500             0
Transfer par value of common
   stock in connection with
   1 for 20 reverse stock split                     (187,545)        187,545                                             0
Issuance of common stock in
   connection with an offering
   at $1 per share                    145,000          1,450         143,550                                       145,000
Issuance of common stock in
   connection with repayment
   of loans                            27,725            277          27,448                                        27,725
Net loss for the year                                                                (264,697)                    (264,697)
                                    ---------      ---------      ----------      -----------      ---------      --------
Balance at December 31, 1998        1,161,297         11,613       1,035,874       (1,084,540)             0       (37,053)
Stock issued for acquisition
   of subsidiary                      500,000          5,000         245,000                                       250,000
Net income for the period                                                              19,186                       19,186
                                    ---------      ---------      ----------      -----------      ---------      --------
Balance at June 30, 1999
   (unaudited)                      1,661,297      $  16,613      $1,280,874      $(1,065,354)     $       0      $232,133
                                    =========      =========      ==========      ===========      =========      ========

See notes to financial statements

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

                                                                      Six Months Ended              Year Ended
                                                                           June 30,                 December 31,
                                                                  -----------------------     -----------------------
                                                                    1999          1998          1998          1997
                                                                  ---------     ---------     ---------     ---------
                                                                        (unaudited)
Cash flows from operating activities:
   Net income (loss)                                              $  19,186     $ (82,107)    $(264,697)    $(277,123)
   Adjustments to reconcile net income (loss) to net
      cash used in operating activities:
        Depreciation and amortization                                22,941         1,739         1,942         5,267
        Expenses paid by issuance of stock                                                        6,500
        Gain on sale of subsidiary                                 (176,880)
        Share of loss of affiliate                                                 18,767        59,621        22,879
        Changes in:
           Other receivables                                         (8,369)      (11,069)      (30,201)
           Accounts payable and accrued expenses                    (20,807)       26,313         1,767       (15,965)
           Net liabilities applicable to subsidiary to be sold                     25,974        35,238        54,162
                                                                  ---------     ---------     ---------     ---------

              Net cash used in operating activities                (163,929)      (20,383)     (189,830)     (210,780)
                                                                  ---------     ---------     ---------     ---------
Cash flows from investing activities:
   Investment in affiliate                                                                                    (82,500)
   Proceeds from sale of subsidiary                                 118,506
   Net cash acquired in connection with acquisition of
      subsidiary                                                     14,559
                                                                  ---------                                 ---------
              Net cash provided by (used in) investing
                activities                                          133,065                                   (82,500)
                                                                  ---------                                 ---------
Cash flows from financing activities:
   Advances from stockholders                                                      19,830        41,725        13,645
   Proceeds from notes payable                                       25,000
   Proceeds from sale of stock                                                                  155,000
   Collections on stock subscriptions receivable                                                              242,500
                                                                  ---------     ---------     ---------     ---------
              Net cash provided by financing activities              25,000        19,830       196,725       256,145
                                                                  ---------     ---------     ---------     ---------
Net increase (decrease) in cash                                      (5,864)         (553)        6,895       (37,135)
Cash, beginning of period                                             8,281         1,386         1,386        38,521
                                                                  ---------     ---------     ---------     ---------
Cash, end of period                                               $   2,417     $     833     $   8,281     $   1,386
                                                                  =========     =========     =========     =========
Supplemental disclosures of noncash activities:
   Issuance of stock for acquisition of subsidiary                $ 250,000
   Issuance of stock in repayment of stockholder loans                                        $ 165,965
   Recission of stock not paid for                                              $ 597,500     $ 597,500
   Note received in connection with sale of subsidiary            $  61,449

See notes to financial statements

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements
Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

NOTE A - GENERAL

Interallied Group, Inc. (the "Company"), which changed its name from Interallied Restaurant Group, Inc. on January 12, 1999, is a holding company. During 1997 and 1998 the Company owned a 51% interest in a franchised restaurant which was sold in January 1999, (see Note C). The Company continues to hold a 25% interest in a second franchised restaurant which was acquired in 1997 (see Note D). During March 1999 the Company acquired a development stage marketing company which will provide the experience of dining out in a customer's own home.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Interim periods:

    The unaudited interim financial statements for the six months ended June 30, 1999 and 1998 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results for the year ending December 31, 1999.

[2] Principles of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Dining Experience, Inc. (from the date of its acquisition in March 1999), and its 51% owned subsidiary, Interallied Restaurant Group of Buffalo, LLC ("Interallied of Buffalo") which was sold in January 1999. Interallied of Buffalo has adopted a 52/53 week fiscal year, ending on the Sunday closest to December 31. All significant intercompany transactions have been eliminated in consolidation. The Company has a 25% interest in Interallied Restaurant Group of Rochester, LLC which is accounted for under the equity method.

    The 1997 financial statements have been reclassified to conform with the 1998 presentation. In addition, the stockholders' deficiency at December 31, 1997, as previously reported, has been increased by $5,000 to reflect a reduction of proceeds from stock subscription receivable.

[3] Inventory:

    Inventory (included in net liabilities applicable to subsidiary to be sold) consists of food, beverages and supplies, and is valued at the lower of cost or market value. Cost is determined using the first-in, first-out method.

[4] Revenue recognition:

    Revenue is recognized at the time of sale.

[5] Per share data:

    Net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each period after giving retroactive effect to the 1 for 20 reverse split and excluding rescinded shares from the calculation.

    The number of shares and per share prices reflected in the financial statements and accompanying footnotes give retroactive effect to a 1 for 20 reverse split of common effected September 30, 1998.

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements
Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[6] Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE C - SALE OF SUBSIDIARY

During January 1999, effective as of December 27, 1998, the Company sold at a gain of $176,880 its 51% interest in Interallied of Buffalo to one of the minority stockholders. Interallied of Buffalo operated a "Damons the Place for Ribs", restaurant in the Buffalo, New York area under a franchise agreement. The sales price was $161,449 of which $100,000 was paid in cash on January 15, 1999, and $61,449 was paid by a note which bears interest at 8% and is due in 16 monthly installments of $4,062 beginning February 1, 1999. In addition, the sales agreement provides for additional consideration not to exceed $68,051 due over the next five years through 2003 based upon the profits of Interallied of Buffalo. The balance of the note as of June 30, 1999 totaled $42,943.

The assets and liabilities of Interallied of Buffalo as of December 31, 1998, which are classified in the balance sheet as net liabilities applicable to subsidiary to be sold, consisted of the following:

   Assets:
      Cash                                                            $  33,038
      Inventory                                                          15,686
      Other current                                                      71,179
      Equipment under capital leases, fixtures and leasehold
         improvements, net of accumulated amortization of
         $215,203                                                       312,280
                                                                      ---------

           Total assets                                                 432,183
                                                                      ---------
   Liabilities:
      Accounts payable and accrued expenses                            (301,658)
      Capital lease obligations                                        (139,953)
      Minority interest                                                  (6,003)
                                                                      ---------

           Total liabilities                                           (447,614)
                                                                      ---------
           Net liabilities                                            $ (15,431)
                                                                      =========

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements
Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

NOTE C - SALE OF SUBSIDIARY  (CONTINUED)

Results of operations of Interallied of Buffalo included in the accompanying statements of operations follows:

                                                                        Six Months
                                                                          Ended        Year Ended December 31,
                                                                         June 30,     ------------------------
                                                                           1998          1998          1997
                                                                         --------     ----------    ----------
                                                                        (unaudited)
         Sales                                                           $710,035     $1,321,156    $1,322,945
         Cost of sales                                                    226,076        439,915       421,238
                                                                         --------     ----------    ----------
         Gross profit                                                     483,959        881,241       901,707
         General, administrative and other operating expenses             486,242        934,302     1,036,678
         Interest expense                                                   8,774         16,033        21,229
                                                                         --------     ----------    ----------
         Loss before minority interest                                    (11,057)       (69,094)     (156,200)
         Minority interests' share of loss                                  5,418         33,857        76,538
                                                                         --------     ----------    ----------
         Net loss                                                        $ (5,639)    $  (35,237)   $  (79,662)
                                                                         ========     ==========    ==========

Rent expense for the restaurant site for the years ended December 31, 1998 and 1997 was $60,000 and $115,523, respectively.

Royalty expense incurred pursuant to a franchise agreement with an affiliate of one of the minority stockholders for the years ended December 31, 1998 and 1997 amounted to $52,868 and $49,948, respectively. Management fees incurred pursuant to an agreement with an affiliate of one of the minority stockholders for the years ended December 31, 1998 and 1997 amounted to $26,434 and $31,998, respectively. Included in accounts payable are $114,822 of unpaid royalties and management fees at December 31, 1998.

NOTE D - INVESTMENT IN AFFILIATE

In 1997, the Company invested $82,500 for a 25% interest in Interallied of Rochester, LLC ("Rochester") which was formed in 1997 to build and operate under a franchise agreement a "Damons the Place for Ribs" restaurant. The restaurant commenced operations in December 1997. The Company accounts for its investment under the equity method and reflected losses of $59,621 in 1998 and $22,879 in 1997 as its share of losses incurred by Rochester. The Company's share of Rochester's losses in excess of its investment in Rochester, amounting to $15,772 for the six months ended June 30, 1999 and $6,490 for the year ended December 31, 1998, have not been reflected in the accompanying financial statements as the Company has not guaranteed obligations of Rochester and is not otherwise committed to provide financial support to Rochester.

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements
Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

NOTE D - INVESTMENT IN AFFILIATE  (CONTINUED)

Condensed financial information of Rochester follows:

                                                            June 30,         December 31,
                                                              1999               1998
                                                         -------------       ------------
                                                          (unaudited)
         Assets                                          $    856,379        $ 1,019,460
         Liabilities                                         (945,425)        (1,045,418)
                                                         ------------        -----------

         Members' deficiency                             $    (89,046)       $   (25,958)
                                                         ============        ===========


                                              Six Months Ended              Years Ended
                                                   June 30,                 December 31,
                                            ----------------------   ------------------------
                                              1999         1998         1998            1997
                                            --------    ----------   ----------      --------
                                                (unaudited)
         Sales                              $994,546    $1,037,495   $1,865,737      $890,937
                                            ========    ==========   ==========      ========
         Net loss                           $(63,088)   $  (75,068)  $(264,442)      $(91,516)
                                            ========    ==========   =========       ========

NOTE E - NOTES AND ADVANCES PAYABLE - STOCKHOLDERS

On June 30, 1995, the Company issued a promissory note in connection with a $88,000 loan from a stockholder. Such note is unsecured and bears an interest rate of 5.75% per annum. The balance of the note and accrued interest at both June 30, 1999 and December 31, 1998 totaled $30,848. Interest accrued on the note through November 20, 1998, at which time substantially all of the note was repaid through the issuance of common stock valued at $75,000. In August 1999, the holder of the note agreed to accept 61,696 shares of common stock in payment of the balance of the note and the accrued interest. Interest expense related to the note amounted to $4,908 and $5,351 for the years ended December 31, 1998 and 1997, respectively.

During 1996, the Company issued a promissory note in connection with a $42,500 loan from another stockholder. Such note was unsecured, payable during 1998, and bore an interest rate of 5.75% per annum. Interest expense related to the note amounted to $2,035 and $2,567 for the years ended December 31, 1998 and 1997, respectively. Such note was paid by the issuance of common stock during the year ended December 31, 1998. In connection therewith, accrued interest of $6,740 was forgiven, and credited to interest expense.

During the year ended December 31, 1998, the Company received advances from stockholders totaling $41,725 which were repaid during the year by the issuance of common stock. No interest was charged on these advances.

NOTE F - INCOME TAXES

Income taxes consist of taxes currently due plus deferred taxes related to net operating loss carryforwards and to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements
Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

NOTE F - INCOME TAXES  (CONTINUED)

A reconciliation of the income tax provision (benefit) computed at the federal statutory tax rate to income tax provision (benefit) reflected in the financial statements is as follows:

                                                                              Six Months Ended        Years Ended
                                                                                   June 30,           December 31,
                                                                            ------------------      ----------------
                                                                             1999        1998        1998      1997
                                                                            ------      ------      ------    ------
        Federal tax provision (benefit) at statutory income tax rate           34%       (34)%       (34)%      (34)%
        Increases (reductions) resulting from:
           State and local income tax, net of federal effect                    6         (6)         (6)        (6)
           Utilization of NOL carryforward                                    (40)
           Increase in valuation allowance                                                40          40         40
                                                                              ---        ---         ---        ---

        Income tax provision (benefit) reflected in financial statements        0%         0%          0%         0%
                                                                              ===        ===         ===        ===

The net deferred tax asset is comprised of the following:

                                                                                     June 30,     December 31,
                                                                                       1999           1998
                                                                                    ----------    ------------
        Net operating loss carryforward                                             $ 296,500      $ 313,000
        Valuation allowance                                                          (296,500)      (313,000)
                                                                                    ---------      ---------
        Net deferred tax asset                                                      $       0      $       0
                                                                                    =========      =========

As of December 31, 1998 the Company had a NOL carryforward of $782,500, which expires from 2011 through 2018. The Company has provided a valuation allowance offsetting the deferred tax asset since management could not determine that it was more likely than not that the deferred tax asset would be realized in the future. The valuation allowance increased by $105,900 and $110,800 for the years ended December 31, 1998 and 1997, respectively and decreased by $16,500 for the six months ended June 30, 1999, resulting from utilization of the NOL carryforward during the 1999 period.

NOTE G - STOCKHOLDERS' EQUITY

[1] Offering of common stock:

    On June 17, 1996, the Company commenced a sale under Rule 504 of Regulation D of the Exchange Act of 96,000 shares of common stock to a limited number of accredited investors at price of $10 per share. The Company agreed that the common stock purchased may be paid by cash or by short term eight percent notes fully secured by marketable securities of the purchasers and due 120 days from the date of sale. During the year ended December 31, 1996, the entire 96,000 shares of common stock were subscribed, however, during the year ended December 31, 1998, 59,750 of such shares (together with additional shares issued as a stock dividend totaling 11,950 shares) were rescinded for non-payment of the related notes.

INTERALLIED GROUP, INC. AND SUBSIDIARIES

Notes to Financial Statements
Unaudited With Respect to June 30, 1999 and for the Six-Month Periods Ended June 30, 1999 and 1998

NOTE G - STOCKHOLDERS' EQUITY  (CONTINUED)

[2] Stock dividend:

    On February 3, 1997, the Company declared and issued 53,538 shares of common stock representing a 20% stock dividend. As the Company had an accumulated deficit, the dividend was charged to additional paid-in capital.

[3] Offering of common stock:

    On September 29, October 30, and November 20, 1998, the Company commenced additional sales under Rule 504 of Regulation D of the Exchange Act of 740,000, 145,000 and 27,725 shares, respectively, of common stock to a limited number of accredited investors and certain debt holders of the Company at prices of $.20, $1.00 and $1.00 per share, respectively. Total proceeds, in the form of cash, repayment of amounts due the subscribers and services provided, were $148,000, $145,000 and $27,725, respectively.


NOTE H - ACQUISITION OF SUBSIDIARY

During March 1999, the Company acquired all of the outstanding stock of Dining Experience, Inc. in return for the issuance of 500,000 shares of the Company's common stock valued at $250,000. Dining Experience, Inc., which was formed in December 1998, has developed a unique marketing concept for its products which will involve sales through a network of independent participants in a multi-level marketing program. As its original product and concept, it has developed a gourmet meal of the month program delivered fresh to the purchaser's home via overnight carrier. It is anticipated that Dining Experience, Inc. will commence operations in the fourth quarter of 1999. As Dining Experience, Inc. is in the development stage, the transaction has been accounted for as the acquisition of assets, the principal asset being an intangible valued at $266,865 which is being amortized on a straight-line basis over thirty-six months. Amortization for the six months ended June 30, 1999 totaled $22,207. Liabilities of the acquired company at date of acquisition, which exceeded tangible assets, consisting principally of cash, receivables and fixed assets, by $16,865, amounted to $60,224, including $50,000 of notes payable bearing interest at 9% and due in March 2000. Subsequent to the acquisition, an additional $25,000 was loaned to Dining Experience, Inc. on the same terms.

NOTE I - LEASES

During May 1995, the Company entered into an operating lease for office space which expires on May 1, 2000. Rent expense under this operating lease for the years ended December 31, 1998 and 1997 amounted to $4,500 and $6,300, respectively. As of December 31, 1998 future minimum rentals payable under the lease are $6,300 in 1999 and $2,100 in 2000.

During January 1999, the Company entered into a month-to-month operating lease for office space from a company owned by the wife of a party who became a significant stockholder of the Company during March 1999.